PROSPECTUS SUPPLEMENT NO. 1                     Filed Pursuant to Rule 424(b)(3)

(TO PROSPECTUS DATED JANUARY 19, 2006)               Registration No. 333-126854


                         WESTERN POWER & EQUIPMENT CORP.

                        37,916,026 SHARES OF COMMON STOCK


     This prospectus supplement supplements information contained in that certain prospectus dated January 19, 2006 of Western Power & Equipment Corp. (the "Company"), relating to the offer and sale from time to time of up to 37,916,026 shares of the Company's outstanding common stock, of which 18,994,874 shares are issuable upon conversion of the Series A and B Debentures, 8,500,218 shares are issuable upon exercise of warrants issued to the debenture holders and 8,248,528 shares which relates to an additional 30% of the maximum number of shares, which are held by certain stockholders. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

     The following table amends and supplements the information set forth in the prospectus under the caption "Selling Stockholders" with respect to the selling stockholders named below and the respective shares of common stock beneficially owned by such selling stockholders that may be offered pursuant to the prospectus:

Currently               Shares        Shares underlying    Shares issuable    Maximum Shares    Percentage      Shares owned
Issued Shares           underlying    warrants or          as interest        Offered hereby    beneficially    after offering
                        debentures    options              payments                             owned
Omicron Master
Trust(1)                        0         1,645,496                   0          1,645,496         12.30%              0

Portside Growth &
Opportunity Fund(2)     2,384,023                 0             464,563          2,848,586         19.54%              0

Rockmore Investment
Master Fund Ltd(3)      1,105,472           762,899             215,418          2,083,789         15.08%              0

     (1) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester

Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Exchange Act or the SEC's Regulation 13D-G) controls Omicron and Winchester. The agreements prohibit the selling stockholder from exercising or converting an amount of securities if the result would be the ownership of more than 4.99% of the Company's common stock.

     (2) Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares offered by Portside Growth and Opportunity Fund through this prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund. The agreements prohibit the selling stockholder from exercising or converting an amount of securities if the result would be the ownership of more than 4.99% of the Company's common stock.

     (3) Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd, an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of the Company's common stock owned by Rockmore Master Fund Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of the Company's common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of the date of prospectus supplement to this prospectus dated January 19, 2006. Mr Bruce T Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, and whose business address is 150 East 58th Street, 28'1h Floor, New York, New York 10155, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of the Company's common stock owned by Rockmore Master Fund. Messrs Bernstein and Daly disclaim beneficial ownership of such shares of the Company's common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of the Company's common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G controls Rockmore Master Fund. Omicron Master Trust assigned certain of its warrants subject to this prospectus to Rockmore Master Fund in August 2006. The agreements prohibit the selling stockholder from exercising or converting an amount of securities if the result would be the ownership of more than 4.99% of the Company's common stock.

     All information in this prospectus supplement is as of October 11, 2006

           The date of this prospectus supplement is October 11, 2006